Exhibit (m)(12)

PIMCO FUNDS

ADMINISTRATIVE SERVICES PLAN

FOR CLASS P SHARES

WHEREAS, PIMCO Funds (the “Trust”) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Trust issues shares of beneficial interest (“shares”) in separate series (“Funds”), with each Fund representing interests in a separate portfolio of securities and other assets;

WHEREAS, the Trust is authorized to issue shares of the Funds in separate classes of shares, one of which is designated Class P (the “Class P” shares);

WHEREAS, certain shareholders of the Trust may require administrative, recordkeeping, and other services that are in addition to services required by other shareholders, and the provision of such services to shareholders requiring these services may benefit such shareholders and facilitate their ability to invest in the Funds;

WHEREAS, issuance of shares of the Funds in a class subject to a fee for the Funds’ cost of providing administrative, recordkeeping, and shareholder services would allocate the Funds’ expense of rendering such services to the shareholders who receive such additional services;

WHEREAS, the Funds with respect to their Class P shares intend to enter into Shareholder Servicing Agreements (“Agreements”) pursuant to this Administrative Services Plan (the “Plan”) with various Service Organizations (“Service Organizations”), either directly or through the Funds’ principal underwriter, Allianz Global Investors Distributors LLC (the “Distributor”) or the Funds’ administrator, Pacific Investment Management Company LLC (the “Administrator”), pursuant to which the Service Organization will provide certain administrative, recordkeeping and shareholder services to its clients, members or customers who purchase Class P shares of a Fund;

WHEREAS, the Funds have adopted a multiple class plan pursuant to Rule 18f-3 under the 1940 Act to permit the issuance of shares in different classes; and

WHEREAS, the Board of Trustees of the Trust has determined that there is a reasonable likelihood that the Plan will benefit the Funds and their shareholders.

NOW THEREFORE, the Trust hereby adopts this Plan on the following terms and conditions:

1. The Trust (or the Distributor or Administrator acting as agent of the Trust) shall pay a Service Organization with which a Fund (or the Distributor or Administrator), regarding its Class P shares, has an Agreement, for providing certain administrative services for shareholders of that Class, at a rate specified in paragraph 2 below, based upon the average daily net assets of the Fund attributable to Class P shares.

2. Subject to the limitations of applicable law and regulations, including rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the Service Organization will be paid quarterly at an annual rate equal to 0.10% of the average daily net assets of the Fund attributable to Class P shares.

3. The payment of fees to a Service Organization is subject to compliance by the Service Organization with the terms of the Agreement between the Service Organization and the Fund (or the Distributor or Administrator). If a Class P shareholder ceases to be a client of a Service Organization that has entered into an Agreement with a Fund (or the Distributor or Administrator), but continues to hold Class P shares, the Service Organization will be entitled to receive a similar payment in respect of the services provided to such investors. For the purposes of determining the fees payable under the Plan, the average daily net asset value of the Fund attributable to Class P shares shall be computed in the manner specified in the Trust’s Declaration of Trust and current prospectus.

4. Services which a Service Organization will provide under a Shareholder Servicing Agreement may include, but are not limited to, the following functions: receiving, aggregating and processing shareholder orders; furnishing shareholder sub-accounting; providing and maintaining elective shareholder services such as check writing and wire transfer services; providing and maintaining pre-authorized investment plans; communicating periodically with shareholders; acting as the sole shareholder of record and nominee for shareholders; maintaining accounting records for shareholders; answering questions and handling correspondence from shareholders about their accounts; issuing confirmations for transactions by shareholders; and performing similar account administrative services.

5. The Plan shall not take effect until it has been approved, together with any related agreements and supplements, by votes of a majority of both (a) the Board of Trustees of the Trust, and (b) those Trustees of the Trust who are not “interested persons” (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Plan Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements.

6. The Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in paragraph 5.

7. Any person authorized to direct the disposition of monies paid or payable by a Class P share pursuant to the Plan or any related agreement shall provide to the Trust’s Board of Trustees, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

8. Any agreement related to the Plan shall be in writing and shall provide: (a) that such agreement may be terminated at any time as to a Fund, without payment of any penalty, by vote of a majority of the Plan Trustees, on not more than sixty (60) days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

9. The Plan may be amended at any time with respect to a Fund by the Board of Trustees, provided that any amendment to increase materially the costs which the Class P shares may bear for administrative services pursuant to the Plan shall be effective only upon approval as provided in paragraph 5 hereof.

10. While the Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not interested persons.

11. The Trust shall preserve copies of the Plan, any related agreement and any report made pursuant to paragraph 7 hereof, for a period of not less than six (6) years from the date of the Plan, such agreement or report, as the case may be, the first two (2) years of which shall be in an easily accessible place.

12. It is understood and expressly stipulated that neither the holders of shares of any Fund nor any Trustee, officer, agent or employee of the Trust shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but the Trust only shall be liable.

IN WITNESS WHEREOF, the Trust has adopted this Administrative Services Plan effective as of the          day of February, 2008.

PIMCO FUNDS

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